
August 18, 2015

<u>Via E-Mail</u>
James W. Allen, Esq.
Stinson Leonard Street LLP
1201 Walnut Street, Suite 2900
Kansas City, MO 64106

> **Re:** **Kansas City Life Insurance Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on August 4, 2015**
> **File No. 1-33348**
>
> **Schedule 13E-3**
> **Filed on August 4, 2015**
> **File No. 5-17065**

Dear Mr. Allen:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Preliminary Proxy Statement

<u>General</u>

1. Please revise the proxy statement and form of proxy to clearly mark them as "Preliminary Copies." Please refer to Rule 14a-6(e)(1).

Chronology of Board Deliberations, page 16

2. Disclosure on page 18 regarding the June 24, 2015 meeting of the Independent Valuation Committee indicates that in advance of the meeting a written financial analysis prepared by Duff & Phelps was circulated to the members of the Committee and that at the meeting, representatives of Duff & Phelps reviewed their financial analysis with the Independent Valuation Committee. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize in the proxy statement any and all presentations made by Duff & Phelps during the evaluation of the transaction and file any related written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Fairness of the Reverse/Forward Stock Split, page 19

3. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Board do not appear to address the factors described in clauses (iii), (iv), (v), (vi) or (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.

Summary Historical Financial Information, page 58

4. Based on the disclosure on page 61 and in Item 13 of the Company's Schedule 13E-3, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A, if applicable.

Please note that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

Annex B-4 (Fairness Opinion)

5.   We note the limitation on reliance by shareholders in the fairness opinion provided by Duff & Phelps and the disclosure regarding such limitation in the fourth paragraph under "Certain Qualifications and Limitations of the Duff & Phelps Opinion" found on page 33. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Duff & Phelps' belief that shareholders cannot rely upon the opinion to support any claims against Duff & Phelps arising under applicable state law (e.g., the inclusion of an express disclaimer in Duff & Phelps's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Duff & Phelps would have no effect on the rights and responsibilities of either Duff & Phelps or the board of directors under the federal securities laws.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing person is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide a written statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions